Filed pursuant to Rule 424(b)(3)

File No. 333-123815

Prospectus Supplement No. 7
(To Prospectus dated May 3, 2005)

VISTULA COMMUNICATIONS SERVICES, INC.

34,197,488 shares of common stock

This prospectus supplement supplements the Prospectus dated May 3, 2005, as previously supplemented, relating to the resale of 34,197,488 shares of our common stock.  This prospectus supplement should be read in conjunction with the Prospectus.

Recent Developments

Warrant Exercise Agreement

On October 3, 2005, we entered into Warrant Exercise Agreements with three holders of warrants issued in our private placement that closed on February 18 and March 4, 2005 (the “Private Placement”).  Under these agreements, we have agreed to issue to these holders new common stock purchase warrants (“New Warrants”) in the event of their exercise on or before October 31, 2005 of their outstanding warrants, which have an exercise price of $1.00 per share.  The New Warrants will be exercisable for a number of shares equal to the number of shares they purchase upon such exercise of the outstanding warrants.

The New Warrants will have an exercise price of $1.50 per share and will be exercisable up to a date five years after the date of issuance.  The New Warrants will contain a cashless exercise provision whereby the holder may pay the exercise price by having us withhold upon exercise shares having a fair market value equal to the applicable aggregate exercise price if, after the first anniversary of the date of issuance of the warrant there is no effective registration statement registering, or no current prospectus available for, the resale of the shares issuable upon the exercise of the warrants.  In the event this provision is used with respect to an exercise, we would receive no proceeds from the sale of our common stock in connection with such exercise.

To date, the three warrant holders who entered into the Warrant Exercise Agreement, who prior to exercise held warrants exercisable for an aggregate 1,749,999 shares of common stock, have exercised their warrants with respect to an aggregate 1,529,999 shares of common stock.  We have received aggregate cash proceeds of $1,529,999 in connection with these exercises.

In accordance with the terms of the Securities Purchase Agreement under which the Private Placement was effected, we have offered to enter into Warrant Exercise Agreements with each of the holders of warrants issued the Private Placement.  However, there can be no assurance that additional holders of warrants will enter Warrant Exercise Agreements or, in the event that they do, exercise their warrants either in whole or in part.

We have agreed to pay a placement fee to a placement agent, IndiGo Securities LLC, equal to 5% of the aggregate purchase price of the shares of common stock issued to the holders upon exercise of their outstanding warrants.  In addition, we will issue to IndiGo a warrant to purchase a number of shares equal to 5% of the aggregate number of shares issued upon exercise of warrants issued under the Warrant Exercise Agreements.  IndiGo also served as the placement agent for the Private Placement.

Registration Rights Agreement

We have agreed to register for resale under the Securities Act of 1933, as amended, the shares underlying the New Warrants pursuant to a Registration Rights Agreement dated as of October 3, 2005.  Under the Registration Rights Agreement, we are required to file a registration statement covering these shares with the Securities and Exchange Commission no later than December 31, 2006 or the fifth business day following the expiration of certain restrictions on new registrations under the Securities Purchase Agreement entered into in connection with the Private Placement, whichever comes first.  The registration statement must be declared effective by the Securities and Exchange Commission no later than January 30, 2006.  In the event we fail to file the registration statement or it is not declared effective within the timeframes specified by the Registration Rights Agreement, we will be required to pay to the holders of New Warrants liquidated damages equal to 0.5% per month (but pro-rated on a daily basis for any period of less than a full month) of the aggregate exercise price of the replacement warrants until we file the delinquent registration statement or the registration statement is declared effective, as applicable.

Investing in our common stock involves a high degree of risk.
See Risk Factors beginning on page 4 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 7, 2005